UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SPHERE 3D CORP.
(Exact name of registrant as specified in its charter)

Ontario, Canada	98-1220792
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

243 Tresser Blvd, 17th Floor Stamford, Connecticut, United States	06901
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares Purchase Rights	NASDAQ Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant's Securities To Be Registered.

On August 7, 2026, the board of directors (the "Board") of Sphere 3D Corp. (the "Corporation"), an Ontario corporation, adopted a shareholder rights plan agreement and authorized the issuance of one right (each, a "Right") for each outstanding Voting Share (as defined below) of the Corporation as of the Close of Business (as defined in the Rights Agreement (as defined below)) on August 20, 2026, which is the date that is ten days after the effective date of the Rights Agreement (the "Record Time"), and one Right for each Voting Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below). Each Right entitles its holder, from and after the Separation Time, to purchase securities from the Corporation pursuant to the conditions set forth in the shareholder rights plan agreement, dated as of August 10, 2026 (the "Rights Agreement"), by and between the Corporation and TSX Trust Company, a Canadian trust company, as rights agent (the "Rights Agent"). A summary of certain provisions of the Rights Agreement follows.

The Rights Agreement sets out which Persons shall be deemed to be the "Beneficial Owner" of, and to have "Beneficial Ownership" of and to "Beneficially Own," securities, generally being: (i) any securities as to which such Person (or any of such Person's associates or affiliates) is the owner at law or in equity, including beneficial ownership determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (ii) certain securities as to which such Person has the right to become the owner at law or in equity, whether such right is exercisable immediately or within a period of 60 days thereafter; (iii) any securities that are subject to a lock-up agreement; (iv) securities subject to derivative transactions that provide the economic equivalent of ownership or an opportunity to profit from changes in the value of such securities, including certain securities held by a derivatives counterparty; (v) securities subject to arrangements that the Board determines in good faith have the primary purpose or effect of avoiding or circumventing the Rights Agreement or substantially the same economic or practical effect as Beneficial Ownership; and (vi) securities Beneficially Owned by Persons acting jointly or in concert. The Rights Agreement also sets out those circumstances in which a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own," any security.

The Rights. The Rights will attach to any Common Shares (as defined below) and other securities of the Corporation that allow holders to vote in the election of the Board (collectively, "Voting Shares", and each, a "Voting Share") which are issued and outstanding at the Record Time, and to any Voting Shares issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

Certificates representing Voting Shares issued prior to the earlier of the Separation Time and the Expiration Time will also evidence one Right for each Voting Share and, following the effective date of the Rights Agreement, will include a legend referencing the Rights Agreement. Voting Shares issued and registered in Book Entry Form will similarly evidence, in addition to Voting Shares, one Right for each Voting Share, and the registration record of such Voting Shares will include a legend referencing the Rights Agreement (adapted accordingly as the Rights Agent may reasonably require).

Exercise Price; Exercise Rights; Detachment of Rights. Subject to certain adjustments, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one common share of the Corporation, including any future subdivisions, consolidations, reclassifications or changes (collectively, "Common Shares", and each, a "Common Share"), for the "Exercise Price", which (subject to any adjustments under the Rights Agreement) is defined as:

  until the Separation Time, an amount equal to three times the average of the daily closing prices per Common Share over the 20 consecutive trading days before the date of determination, per Common Share (the "Market Price"); and
  from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

Pursuant to the Rights Agreement, a Permitted Bid is defined as a Take-over Bid made by an Offeror to all shareholders of the Corporation (excluding the Offeror) by way of a take-over bid circular; provided, however, that the Take-over Bid remains open for at least 105 days (or such permitted shorter minimum period) and can only take up Voting Shares and/or Convertible Securities (which are defined as securities issued by the Corporation that allow the holder to acquire Voting Shares or other securities that can be converted into Voting Shares) if more than 50% of the Voting Shares held by Independent Shareholders have been deposited and not withdrawn. Such Take-over Bid must allow for shareholders of the Corporation to tender or withdraw their securities at any time before they are taken up and paid for. If the condition that more than 50% of the Voting Shares held by Independent Shareholders have been deposited is met, the Offeror must publicly announce that fact and have the Take-over Bid remain open for deposits for at least 10 days from the date of such public announcement. If a Take-over Bid fails to meet any such conditions at any time, it ceases to be a Permitted Bid.

The Rights Agreement defines a "Competing Permitted Bid" as a Take-over Bid made after a Permitted Bid or another Competing Permitted Bid and before their expiry, termination or withdrawal of such Permitted Bid or Competing Permitted Bid. A Competing Permitted Bid is subject to the same criteria as a Permitted Bid, other than the 105-day minimum deposit period requirement. A Competing Permitted Bid must include a condition that no securities will be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to National Instrument 62-104 - Take-Over Bids and Issuer Bids after the date of the Take-over Bid constituting the Competing Permitted Bid. If a Take-over Bid fails to meet any such conditions at any time, it ceases to be a Competing Permitted Bid.

The Rights are not exercisable until the Separation Time, which occurs, subject to certain exceptions, at the later of (A) the Record Time and (B) the Close of Business on the tenth trading day after the earlier of (as the case may be, the "Separation Time"):

  the first date of public announcement or disclosure by the Corporation or an "Acquiring Person", which is defined as a Person who is the Beneficial Owner of 20% or more of the then-outstanding Voting Shares (subject to certain exceptions, including those described below), of facts indicating that a Person has become an Acquiring Person (the "Share Acquisition Date");
  the date of the commencement of, or first public announcement or disclosure of the intent of any Person (other than the Corporation or any subsidiary thereof) to commence, a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid), and
  the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as a Permitted Bid or Competing Permitted Bid, as applicable,

or such later date as may be determined by the Board in good faith.

An Acquiring Person does not include:

  the Corporation or any subsidiary thereof;
  any Person (subject to certain limitations) who becomes the Beneficial Owner of 20% or more of the then outstanding Voting Shares as a result of any one or a combination of:
  an acquisition or redemption by the Corporation of Voting Shares and/or Convertible Securities which, by reducing the then-total number of outstanding Voting Shares or Convertible Securities, increases the proportionate percentage of Voting Shares Beneficially Owned by any Person;
  the purchase of Voting Shares and/or Convertible Securities under a Permitted Bid or Competing Permitted Bid (a "Permitted Bid Acquisition");

  an acquisition by a Person of Voting Shares and/or Convertible Securities (i) in respect of which the Board has waived the application and consequences of a transaction pursuant to which any Person becomes an Acquiring Person (a "Flip-in Event"); (ii) made as an intermediate step in a series of related transactions in connection with an acquisition by the Corporation or one of its subsidiaries of a Person or assets (subject to certain requirements); or (iii) through an amalgamation, merger, arrangement, business combination or other similar transaction that has been approved by the Board and that is conditional upon shareholder approval (each such acquisition, an "Exempt Acquisition");
  an acquisition by a Person of Voting Shares through the purchase, exercise, conversion or exchange of Convertible Securities that were acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition; or
  an acquisition by a Person of Voting Shares and/or Convertible Securities pursuant to: (i) a prescribed dividend reinvestment plan; (ii) a stock dividend, stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares and/or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class or series; (iii) the acquisition or exercise of rights to purchase Voting Shares and/or Convertible Securities that are distributed directly by the Corporation to such Person as part of a rights offering to all holders of a specific class or series of securities; provided, however, in each case, that such Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than they owned prior to the acquisition; or  (iv) a distribution of Voting Shares and/or Convertible Securities pursuant to a prospectus, private placement, conversion or exchange of any Convertible Security (each such acquisition, a "Pro Rata Acquisition");
  for a period of five (5) days following the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares due to disqualification from relying on certain Beneficial Owner exceptions solely because such Person is making or has announced a current intention to make a Take-over Bid (the "Disqualification Date"), unless such disqualified Person, during such five (5)-day period, acquires additional Voting Shares;
  an underwriter or a member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Corporation pursuant to a prospectus or by way of a private placement; or
  a Person who Beneficially Owns more than 20% of the outstanding Voting Shares at the time of the public announcement of the Rights Agreement; provided, however, that this exception ceases to apply if, after such public announcement, such Person (i) ceases to own more than 20% of the outstanding Voting Shares or (ii) becomes the Beneficial Owner of any additional Voting Shares, other than pursuant to certain specified exempt acquisitions.

The Rights Agreement also provides that a Person who would otherwise become an Acquiring Person inadvertently and without any intention of changing or influencing control of the Corporation will not be deemed to be or to have become an Acquiring Person if the Board makes the determinations and such Person takes the remedial actions specified in the Rights Agreement, including promptly divesting sufficient Voting Shares or, in the case of certain derivative positions, terminating or disposing of the applicable derivative position. The Board may waive the applicable divestiture requirement on such terms and conditions as it determines in good faith are advisable.

Until the Separation Time, each Right will be evidenced by the certificate for the associated Voting Share registered in the name of the holder, or by Book Entry Form for the associated Voting Share, and will be transferable only together with such Voting Share. From and after the Separation Time and prior to the Expiration Time, the registration and transfer of Rights will be separate from and independent of Voting Shares.

Expiration Time. The Rights will expire at the earliest of (i) the time at which the right to exercise the Rights terminates pursuant to the redemption, waiver or termination provisions of the Rights Agreement, (ii) the time at which the Rights are exchanged as described below and (iii) the Close of Business on August 10, 2027 (the "Expiration Time").

Flip-in Event. Subject to certain exceptions, in the event that prior to the Expiration Time a Flip-in Event occurs, each holder of a Right (other than the Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void), will have the right to purchase, for the Exercise Price, Common Shares having a value equal to two times the Exercise Price of the Right, effective from and after the Close of Business on the tenth trading day following the Share Acquisition Date.

Exchange. At any time after a Flip-in Event, the Board may, at its option, exchange all or part of the then outstanding and exercisable Rights, other than Rights that have become null and void, for Common Shares at an exchange ratio of one Common Share per Right, subject to customary adjustment. The Board may not effect such an exchange after an Acquiring Person, together with its affiliates and associates, becomes the Beneficial Owner of 50% or more of the outstanding Common Shares. Immediately following the Board's determination to effect an exchange, the right to exercise the Rights subject to the exchange will terminate, and the holders of such Rights will thereafter only be entitled to receive the applicable Common Shares.

Adjustments to Exercise Price; Number of Rights. The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to customary anti-dilution adjustments, as described in the Rights Agreement.

With certain exceptions, no adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price. No fractional Rights will be issued. No fractional Common Shares will be issued upon exercise of the Rights; in lieu thereof, the Corporation will pay a cash adjustment based on the Market Price of one Common Share at the date of such exercise.

Redemption. At any time prior to the later of the Share Acquisition Date and the Separation Time, the Board acting in good faith may elect, subject to the prior consent of the holders of Voting Shares or Rights, to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, subject to adjustment (the "Redemption Price"). If the Board elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will immediately terminate and the only right of the holders of such Rights will be to receive the Redemption Price.

Amendments. Subject to certain limitations, the Corporation may from time to time amend, supplement, restate or delete provisions of the Rights Agreement with the prior consent of the shareholders of the Corporation or holders of the Rights; provided, however, that amendments, supplements, restatements or deletions made for the purposes of complying with changes in any applicable legislation, regulations or rules, or to correct clerical or typographical errors do not require such prior approval but shall be subject to subsequent ratification by the shareholders of the Corporation or the holders of Rights.

Miscellaneous. No holder of any Rights will be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights. Capitalized terms used but not defined in this Item 1 have the meanings ascribed to them in the Rights Agreement.

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 to this Form 8-A and is incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description

4.1	Shareholder Rights Plan Agreement, dated as of August 10, 2026, by and between Sphere 3D Corp. and TSX Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Sphere 3D Corp. with the U.S. Securities and Exchange Commission on August 10, 2026).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: August 10, 2026	SPHERE 3D CORP.

	By:	/s/ Kurt Kalbfleisch
	Name:	Kurt Kalbfleisch
	Title:	Chief Financial Officer